Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

A. H. Belo Corporation:

We consent to the incorporation by reference herein of our report dated March 10, 2017, with respect to the consolidated balance sheets of A. H. Belo Corporation as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016 and the effectiveness of internal control over financial reporting as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 10-K of A. H. Belo Corporation.

/s/ KPMG LLP

Dallas, Texas

June 8, 2017